EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31, (in millions, except ratios)	2009
Excluding interest on deposits
Income before income tax expense and extraordinary gain	$16,067

Fixed charges:
Interest expense	10,372
One-third of rents, net of income from subleases (a)	569

Total fixed charges	10,941

Less: Equity in undistributed income of affiliates	(21)

Income before income tax expense, extraordinary gain, and fixed charges, excluding capitalized interest	$26,987

Fixed charges, as above	$10,941

Ratio of earnings to fixed charges	2.47

Including interest on deposits
Fixed charges, as above	$10,941
Add: Interest on deposits	4,826

Total fixed charges and interest on deposits	$15,767

Income before income tax expense, extraordinary gain, and fixed charges, excluding capitalized interest, as above	$26,987
Add: Interest on deposits	4,826

Total Income before income tax expense, extraordinary gain, fixed charges and interest on deposits	$31,813

Ratio of earnings to fixed charges	2.02

(a)	The proportion deemed representative of the interest factor.